6/13



# 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Fairquest Energy Limited

*CURRENT ADDRESS: 3400, 450 - First Street S.W.
Calgary, Alberta T2P 5H1
Canada

**FORMER NAME: ____

**NEW ADDRESS: ____



FILE NO. 82- 34987 FISCAL YEAR 12/31/05

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: 7/10/06

DAT : [signature]

FAIRQUEST
ENERGY LIMITED

2005

Fairquest Energy Limited 2005 Annual Report





FAIRQUEST ENERGY LIMITED

Annual Report 2005

**Fairquest's** capital program is focused on natural gas with drilling targets in four areas offering a broad spectrum of risk and reward.



CONTENTS



# Highlights



**HIGHLIGHTS**

| **Financial** *($ thousands, except per share amounts)* | | 2005 |
|---|---|---|
| For the seven months ended December 31 | | |
| Petroleum and natural gas sales, before royalties | | 14,068 |
| Funds generated from operations | | 7,597 |
| Per share - basic | $ | 0.29 |
| Per share - diluted | $ | 0.25 |
| Net income | | 1,097 |
| Per share - basic | $ | 0.04 |
| Per share - diluted | $ | 0.04 |
| Capital expenditures | | 59,025 |
| Acquisitions, net of dispositions | | 40,955 |
| Total capital expenditures including acquisitions | | 99,980 |
| As at December 31 | | |
| Net debt including working capital deficit | | (4,646) |
| Shareholders' equity | | 92,180 |
| Common shares outstanding *(000)* | | 28,041 |
| **Operations** *(Units as noted)* | | |
| Average production | | |
| Crude oil *(bbls per day)* | | 35 |
| Natural gas liquids *(bbls per day)* | | 92 |
| Natural gas *(Mcf per day)* | | 5,542 |
| Total *(BOE per day)* | | 1,050 |
| Gross proved and probable oil and gas reserves | | |
| Crude oil *(Mbbl)* | | 244 |
| Natural gas liquids *(Mbbl)* | | 581 |
| Natural gas *(Bcf)* | | 24.8 |
| Total *(MBOE)* | | 4,962 |
| Average sales price | | |
| Crude oil *($ per bbl)* | | 75.16 |
| Natural gas liquids *($ per bbl)* | | 62.33 |
| Natural gas *($ per Mcf)* | | 10.36 |
| Total *($ per BOE)* | | 62.61 |
| Netback per BOE *($ per BOE)* | | |
| Petroleum and natural gas sales | | 62.61 |
| Royalties | | (14.87) |
| Transportation | | (1.53) |
| Operating expenses | | (7.82) |
| Operating netback | | 38.39 |
| Wells drilled *(gross)* | | 32 |
| *(net)* | | 12.8 |




# Report to Shareholders



## TO OUR FELLOW SHAREHOLDERS

Fairquest Energy Limited began its life in June of 2005 as part of the reorganization of Fairborne Energy Ltd. into Fairborne Energy Trust and a new junior oil and gas exploration company ("Fairquest" or the "Company"). At inception Fairquest acquired working interests in certain of Fairborne's producing assets and undeveloped lands in the West Pembina/Columbia/Harlech, Westerose/Pigeon Lake, Peace River Arch, and Wild River areas. Fairquest also acquired all of Fairborne's undeveloped land holdings in the Deep Basin (Marsh, Pedley and Lambert). In addition, Fairquest has the right to farm-in on Fairborne's lands in all the aforementioned areas. In summary, Fairquest commenced operations in June with approximately **1,000 BOE per day** of production but exposure to over **150,000** net acres of undeveloped lands and a rich and balanced inventory of opportunities.

In the Company's first seven months (year end December 31, 2005) of operations the Company drilled 32 (12.8 net) wells with a 100% success rate resulting in 24 (10.3 net) natural gas wells and 8 (2.5 net) oil wells. By the end of April 2006 and prior to spring break-up we will have completed the drilling of an additional 13 (5 net) wells and anticipate production of approximately **2,000 BOE per day** in the second quarter of 2006, almost double the average for 2005.

Fairquest's capital program for the period ending December 31, 2005 totaled **$100 million** which included the initial acquisition of the properties from Fairborne for $41 million. Proven and probable oil and gas reserves totaled **4.96 MMBOE** at December 31, 2005 with a **reserve life index of 12.9 years.**

During the seven month period ending December 31, 2005 the Company increased its total reserves by 65% and replaced its production by **1,000%**.

## GROWTH OPPORTUNITIES

Within the four main geographic areas of the Company's land holdings we have identified approximately 275 drilling locations. The vast majority of these locations are identified on lands that have extensive (4,000 square km) 3-D seismic coverage.

Our drilling program covers a broad spectrum of risk and reward. We plan several deep (3,500 meters to 5,100 meters) high impact targets for Devonian natural gas in Wild River, Obed, Peppers and Brazeau as well as medium depth (1,500 meters to 3,500 meters) moderate to lower risk targets in West Pembina/ Columbia/Harlech, Westerose and the Peach River Arch (PRA).


Report to Shareholders



The Company has budgeted **$80 million** of capital for 2006 with approximately 40 percent to be spent in the first quarter. Drilling and completion costs will account for 65 percent of the budgeted expenditures.

At **West Pembina/Columbia/Harlech** we have planned 33 (14.0 net) drilling operations for the balance of 2006. The drilling targets are numerous and include natural gas and oil reservoirs in the Belly River Formation at depths of 1,600 meters to 2,000 meters, Cardium, Viking and Mannville gas reservoirs at depths of 2,500 meters to 3,500 meters and Devonian sour gas reservoirs in the Nisku Formation at 3,500 meters to 4,500 meters.

In the **Wild River** area the Company is pursuing Nisku sour gas reservoirs at a depth of 3,800 meters. In early January of this year one well (0.4 net) reached total depth and has been cased over the Nisku. A second test has been abandoned in the Nisku but will be completed in a shallower zone and a third Nisku test will spud in April.

In the **Marsh/Pedley and Lambert** areas of the **Alberta Deep Basin** we are pursuing two different prospects or play types identified on 3-D seismic. Firstly, we have several wells planned to test Nisku and Leduc sour gas reservoirs at depths of 4,500 meters to 5,100 meters. One of these wells is currently drilling in the Obed area and two to three wells are planned at Lambert and Peppers.

Secondly, we are pursuing multi stacked, Cretaceous age tight sand reservoirs at Marsh and Pedley. Thus far we have drilled six wells in this gas resource play and are currently production testing a number of different reservoirs in these wells (up to six zones per well). Although this development is still in a very early stage, the Company spent $15.7 million in this area in 2005 and has 12 wells planned for 2006. We currently are reviewing pipeline and production facilities options for the gas production in this area and hope to start producing this large resource sometime late this year.

The Company owns petroleum and natural gas rights in **84,480 acres (43,420 net acres)** in the Deep Basin and industry competitors have spent in excess of **$250 million** on land purchases and drilling in the immediate area over the past year. An independent evaluation, based on land sales, of the Company's undeveloped lands in the Deep Basin has been prepared by Seaton-Jordan & Associates Limited at December 31, 2005 indicating these undeveloped lands have a fair value of **$47.6 million**.

# Report to Shareholders



In central Alberta at our **Westerose/Pigeon Lake** property we are drilling for natural gas, in partnership with Fairborne Energy Trust, and have established production from several horizons including Coal Bed Methane ("CBM") gas at 500 meters to 600 meters (Horseshoe Canyon Formation), the Glauconite Formation at 1,600 meters, the Ellerslie sandstone at 1,800 meters and the Wabamun (Upper Devonian) at 2,100 meters. We plan to drill at least 12 wells on this property in 2006.

In summary, 2006 will be a busy year for the Company. The West Pembina/Columbia/Harlech area will continue to be our most active area and will consume approximately 50 percent to 60 percent of the $80 million capital budget. We believe the diversity of our opportunities provide our shareholders exposure to a wide range of risk and reward with considerable upside.

**OUTLOOK**

Although natural gas prices have dropped significantly since their highs in late 2005, we remain confident that the long term supply and demand fundamentals continue to support our aggressive search for natural gas reserves.

The Company's 2006 capital program is focused on natural gas and the drilling targets are focused in four areas that offer a broad spectrum of risk and reward. Fairquest will continue to manage this risk and reward much the same way as we have in the past. We have a large portfolio of opportunities from which to choose and a talented technical team which has proven it can produce the results.

I would like to applaud the accomplishments of our talented staff and thank all of our shareholders and stakeholders for their support.

R. A. Walls

**R.A. WALLS**

**President & CEO**

March 24, 2006

Fairquest has a large portfolio of opportunities from which to choose and a talented technical team which has proven it can produce the results.




Annual Report 2005





# Operations Review

## 2005 HIGHLIGHTS

- During its first seven months of operations Fairquest drilled 32 (12.8 net) wells with a 100% success rate resulting in 24 (10.3 net) natural gas wells and 8 (2.5 net) oil wells. Fairquest's current operations are concentrated in West Central Alberta at West Pembina/Columbia/Harlech and Brazeau, and the Deep Basin (Marsh, Pedley & Lambert), which combined represents 85 percent of the capital program.
- Fairquest's capital program for the period totaled $100.0 million which includes the initial acquisition of properties of $41.0 million.
- Proven and probable reserves total 4.96 MMBOE at December 31, 2005 with a reserve life index of 12.9 years.
- The Company added proved plus probable (P&P) reserves at a finding, development and acquisition cost of $19.28 per BOE without future capital and $24.17 per BOE including future capital. Included in the finding, development and acquisition costs is the initial acquisition cost of $41.0 million in respect of properties acquired from Fairborne Energy Ltd. pursuant to the trust conversion of Fairborne Energy Ltd. and the creation of the Company. Capital expenditures for exploration and development drilling, land and seismic totaled $59 million for the seven month period resulting in the addition of 2.5 million BOE of reserves. For clarification, this figure includes $26 million of exploration oriented capital on properties that were not fully tested by December 31 or properties in the Deep Basin that are still in a preliminary exploration stage and remote to existing production facilities. Although no reserves were assigned to this $26 million of capital at December 31, the Company expects that these properties will be assigned reserves in the future.
- An independent evaluation, based on land sales, of the Company's undeveloped lands (43,420 net acres) in the Deep Basin has been prepared by Seaton-Jordan & Associates Limited as at December 31, 2005 indicating these lands have a fair value of $47.6 million. In addition to the Deep Basin lands, the Company holds undeveloped lands totaling 24,200 net acres in all of West Pembina /Columbia/Harlech, Westerose/Pigeon Lake and the Peace River Arch areas and rights to farm-in on 64,560 acres in these same areas.
- Oil and natural gas production averaged 1,050 BOE per day for the seven months ended December 31, 2005.
- Funds generated from operations for the seven months ended December 31, 2005 were $7.6 million ($0.29 per share).


7

# Operations Review



**2006 UPDATE**

- In 2006, Fairquest has continued its capital program with a total of 14 (4.9 net) wells drilled to date, and 2 (0.85 net) wells currently drilling.
- The Company currently has approximately 500-600 BOE per day behind pipe awaiting tie in to production facilities over the next 30 to 60 days, and 11 additional wells (3.8 net) awaiting completion and testing.
- In the West Pembina/Columbia/Harlech and Westerose areas for the remainder of the first quarter of 2006 and prior to spring break-up, the Company plans to drill an additional 6 (2.7 net) wells.
- In the Wild River area, the Company is pursuing Nisku sour gas reef reservoirs at a depth of 3,800 meters. In early January one well reached total depth and has been cased over the Nisku. A second test has been abandoned in the Nisku but will be completed in a shallower zone and a third Nisku test will spud in April.
- In the Deep Basin, the Company recently spudded a deep (4,700 meter) Devonian test which will drill over break-up and plans at least one additional deep well this summer. In addition, two wells are currently being completed or tested.
- In total, the Company plans to drill three wells in West Central Alberta through spring break-up.
- In the Westerose/Pigeon Lake and Peace River Arch areas, Fairquest continues to drill and evaluate wells pursuant to its area farm-in arrangement with Fairborne Energy Trust.
- Two 3-D seismic programs that were commenced in 2005 have recently been completed.
- The Company plans to keep four to five drilling rigs and five to six service rigs active on its large land base after spring break up.

**DRILLING ACTIVITY**

Fairquest drilled 32 gross (12.8 net) wells in 2005 with a success rate of 100%. Of the 32 wells drilled in 2005, 88% were classified as exploration wells and 12% were development.

**Wells Drilled**

| | 2005 | |
|---|---|---|
| | Gross | Net |
| Natural gas | 24 | 10.3 |
| Oil | 8 | 2.5 |
| D&A | – | – |
| Total | 32 | 12.8 |
| Success rate | 100% | 100% |





# Operations Review




ALBERTA
Peace River Arch
Deep Basin /Wild River
EDMONTON
Westerose
West Pembina /Columbia /Harlech
CALGARY
Major Oil Property
Major Gas Property

### UNDEVELOPED LAND

Upon the formation of Fairborne Energy Trust on June 1, 2005 a total of approximately 68,000 net acres of land were divested to Fairquest while an additional 83,000 net acres were farmed out to Fairquest along with an associated obligation to drill 25 exploratory wells over the subsequent two years. The acreage governed under the agreement was farmed out under standard industry conditions with varying earning terms depending on the area and the depth of exploratory well drilled. As of today a total of 14 wells have been drilled by Fairquest under this agreement with a further four to six wells planned before spring breakup.

In the last seven months of the year the Company focused on increasing our undeveloped acreage position in our core areas, accomplishing this goal through a series of negotiated land deals with other industry players as well as through purchases of Crown land. As of December 31, 2005 the Company held 71,516 net acres of lands 87% of which were undeveloped and the right to farm-in on an additional 65,000 acres.

| | UNDEVELOPED | | DEVELOPED | | TOTAL | |
|---|---|---|---|---|---|---|
| Acres | Gross | Net | Gross | Net | Gross | Net |
| Central Alberta | 11,705 | 1,950 | 5,509 | 1,466 | 17,214 | 3,416 |
| Deep Basin | 78,720 | 40,411 | 11,520 | 2,583 | 90,240 | 42,994 |
| Peace River Arch | 22,720 | 4,558 | 9,280 | 1,077 | 32,000 | 5,635 |
| West Pembina/Columbia/Harlech | 94,720 | 15,581 | 24,800 | 3,890 | 119,520 | 19,471 |
| December 31, 2005 | 207,865 | 62,500 | 51,109 | 9,016 | 258,974 | 71,516 |



# Operations Review



## PROPERTY REVIEW

### West Pembina/Columbia/Harlech

This key area for the Company's growth includes holdings in West Pembina/Columbia/Harlech and is located in west central Alberta approximately 180 kilometers southwest of Edmonton and has been a major focus for Fairquest's 2005 activities.

Fairquest's West Pembina property produces sour gas and associated natural gas liquids from Devonian aged reservoirs in the Nisku formation. In 2005, production from West Pembina averaged approximately 1,790 Mcf per day of natural gas with 48 bbls per day of crude oil and NGLs for an equivalent of 347 BOE per day or 33% of the Company's average production. We have developed a large inventory of Nisku drilling opportunities identified on our extensive 3D seismic database, which will be the target of future exploratory drilling. During 2005, additional field equipment was installed to increase the hydraulic efficiency of the eastern portion of the West Pembina gathering system and we plan at least three Nisku tests in this area in 2006.


R16
R15
R13
R12W5M
T46
T45
T44
COMPRESSOR STATION
WEST PEMBINA/COLUMBIA/HARLECH
FQE working interest wells
Belly River wells to drill or tie-in in 2006
Deeper wells to drill or tie-in in 2006
3 miles





# Operations Review



In 2005, production from the West Pembina/Columbia/Harlech area averaged 1,208 Mmcf per day of natural gas with 61 bbls per day average oil and NGL production for an equivalent of 262 BOE per day or 25% of the Company's average production. Over the last quarter of 2005 and the first quarter of 2006, numerous new wells have been drilled and completed by the Company. The majority of these new wells are either now on-stream or are planned to come on-stream by the middle of 2006 increasing production from the West Pembina/Columbia/Harlech area. At present, the majority of the Company's production from this area comes through sweet gas production from the Cretaceous Belly River, Viking, and Gething formations. To date commercial production rates have been established from as many as 11 different zones.

Due to the potential for additional discoveries on our land base, this area saw the drilling of 18 (7.5 net) wells in 2005 and the discovery of 12 new pools since the commencement of operations on June 1, 2005.

To adequately accommodate additional production volumes from the 2005 wells as well as to facilitate production growth from future wells, several capital projects were undertaken to upgrade the Company's production facilities and gas gathering infrastructure in the area. These infrastructure projects were highlighted by the installation of a strategic new pipeline extension underneath the Brazeau River which now enhances the ability to explore for, develop, and produce the potential reserves thought to be located in the southern reaches of the property.

For the remainder of 2006, a significant drilling program is planned for the West Pembina /Columbia/Harlech areas with 33 (14.0 net) wells budgeted. This year's drilling program is anticipated to further define the extent of existing accumulations as well as test the potential of several exploratory prospects, collectively creating the potential for substantial production growth for Fairquest.

**Wild River**

Fairquest's current production in Wild River, located in West Central Alberta, is from a Nisku discovery well located at 8-14-53-25W5 drilled by Fairborne in 2004 that has produced over 7.2 BCF of raw gas since coming on stream. In August 2005, an offset to the 8-14 well located at 9-15-53-25W5 was brought on production from the same Nisku pool. During 2005, the two wells produced an average of 172 BOE per day or 17% of the Company's average production. Two other wells were drilled by Fairquest and partners in the Wild River area during late 2005 and early 2006. One of these wells has been cased over the Nisku and a second test has been abandoned in the Nisku but will be completed in a shallower zone. A third Nisku text will be drilled in the the second quarter of 2006.

# Operations Review



## Deep Basin

Fairquest's Deep Basin exploration area is generally located between 10 and 75 kilometers north of the town of Hinton, in northwest Alberta, that includes the Marsh, Pedley, Lambert, and Hinton areas. This general area has experienced an increased level of industry activity in 2005 due to the multi-zone nature with corresponding long life, large resource plays. During 2005 industry operators were active in the area with over 80 wells licenced and over 200 sections purchased in Crown land sales within a six mile radius of the company's holdings.

In the Deep Basin, largely at Marsh, Pedley, and Lambert the Company has 43,420 net undeveloped acres. An independent evaluation of the company's Deep Basin lands has been prepared by Seaton-Jordan & Associates Limited at December 31, 2005 indicating a fair market value of $47.6 million dollars. In 2005, Fairquest participated in the drilling of 6 (2.1 net) wells, all of which were cased and completed for gas production from multiple Cretaceous gas bearing formations. In 2006, the Deep Basin will form a core drilling area for Fairquest with plans to participate in the drilling of up to 12 new drilling locations, targeting natural gas in the multiple Cretaceous horizons as well as reefs in deeper Devonian strata.


R1W6M
R27
R26
R25
R24
R23
R22
R21
R20
R19W5M
T57
T56
T55
T54
T53
T52
T51
T50
DEEP BASIN
FQE Lands
FQE Gas Well
Drilling location
Discoveries awaiting tie-in or completion
6 miles







# Operations Review

## Westerose/Pigeon Lake

The Pigeon Lake/Westerose property is located approximately 40 kilometers south and west of the city of Edmonton in our Central Alberta operations area. This area is generally all year access, situated immediately adjacent to existing infrastructure, with defined development and exploration opportunities.

In 2005, Fairquest participated in the drilling of 6 wells (2.4 net) all targeting sweet gas from the Ellerslie and Glauconite formations of the Cretaceous. In addition to the Cretaceous drilling, Fairquest holds a working interest in one well (0.6 net) that was drilled to target sour gas in the Devonian aged Wabamun formation, as well as two (0.2 net) wells that have successfully tested commercial rates of natural gas from the Horseshoe Canyon coals.

A ten well program in 2006 is designed to further test the potential of several conventional natural gas reservoirs within the Westerose area with the drilling of three wells targeting the Cretaceous and two or three deeper Devonian tests, as well as a shallow CBM delineation program. With success in the 2006 CBM program, a larger scale full development program may be undertaken for 2007 and beyond.


R1W5M
R28W4M
R27
T47
T46
T45
Pigeon Lake
GAS FACILITY
GAS FACILITY
TO RIMBEY GAS PLANT
3 miles
WESTEROSE
FQE Gas Wells
Wells awaiting tie-in
2006 non-CBM locations
2006 CBM locations

## Peace River Arch

The Peace River Arch area located in northwest Alberta represents an area where the Company typically drills to shallow/medium depths, targeting low risk close in development opportunities as well as medium risk prospects.

The Peace River arch area is comprised of assets acquired from Fairborne Energy Ltd. in the Valhalla/Rycroft area of northwest Alberta located approximately 35 kilometers north of the city of Grande Prairie. Production in Valhalla/Rycroft averaged 1,005 Mcf per day of natural gas and four Bbls per day of oil and NGLs for an equivalent of 172 BOE per day during 2005. The Company holds 32,000 gross (5,635 net) acres of land, 81% of which is undeveloped.



# Operations Review



Due to the level of capital expenditures related to activity in the West Pembina/Columbia/Harlech and Deep Basin operating areas, the Company operated the drilling and completion of only 1 (0.3 net) well in the Peace River Arch area in 2005, which was successfully completed for production. In 2006, the Company plans to devote an increased portion of its capital budget to drill wells on several defined development and exploratory prospects.



## RESERVES

The Company's independent engineering evaluation, effective December 31, 2005, was prepared by the engineering firm of GLJ Petroleum Consultants Limited ("GLJ") in accordance with the definitions set out under National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). The reserve highlights are:

- Gross proven reserves at December 31, 2005 were 3.23 MMBOE and gross proven plus probable reserves at December 31, 2005 were 4.96 MMBOE.
- Proven plus probable finding, development and acquisition costs were $19.28 per BOE without future development costs ($28.93 per BOE on a proven basis). Including future development costs, finding, development and acquisitions costs were $24.17 per BOE ($33.33 per BOE on a proven basis). These finding, development and acquisition costs utilized the initial acquisition cost of properties of $41.0 million in respect of properties acquired from Fairborne Energy Ltd. pursuant to the trust conversion of Fairborne Energy Ltd. and the creation of the Company.
- Fairquest is an exploration company and these reserve additions do not take into account $26 million of exploration orientated capital expenditures on wells not tested at December 31, 2005 or properties that are too remote to be connected to production facilities in areas that are in the preliminary stage of exploration.







# Operations Review

## FORECAST PRICES AND COSTS

### Summary of Oil and Gas Reserves – *Gross*[1] *and Net*[2] *Reserves*

| | LIGHT AND MEDIUM CRUDE OIL | | NATURAL GAS LIQUIDS | | NATURAL GAS | | 2005 BOE | |
|---|---|---|---|---|---|---|---|---|
| | Gross *(Mbbl)* | Net *(Mbbl)* | Gross *(Mbbl)* | Net *(Mbbl)* | Gross *(Bcf)* | Net *(Bcf)* | Gross *(MBOE)* | Net *( MBOE)* |
| **Proved reserves** | 68 | 60 | 172 | 124 | 8.5 | 7.0 | 1,648 | 1,350 |
| Developed producing | | | | | | | | |
| Developed non-producing | 12 | 10 | 89 | 63 | 3.4 | 2.7 | 673 | 520 |
| Undeveloped | 83 | 66 | 124 | 87 | 4.2 | 3.3 | 910 | 700 |
| **Total proved** | 163 | 135 | 385 | 274 | 16.1 | 13.0 | 3,231 | 2,570 |
| Probable | 82 | 71 | 196 | 136 | 8.7 | 6.8 | 1,731 | 1,354 |
| **Total proved plus probable** | 244 | 207 | 581 | 410 | 24.8 | 19.8 | 4,962 | 3,923 |

*Note: May not add due to rounding.*

*(1) "Gross" reserves means the total working interest (operating and non-operating) share before deduction of royalties payable to others and without including any royalty interest of Fairquest.*

*(2) "Net" reserves means the total working interest (operating and non-operating) share after deduction of royalty obligations plus Fairquest's royalty interests in reserves.*

### Net Present Value of Reserves, before income taxes

| | | Discounted at: | | | |
|---|---|---|---|---|---|
| *December 31, 2005*[1], [2], [3] *($thousands)* | Undiscounted | 5% | 10% | 15% | 20% |
| **Proved reserves** | | | | | |
| Developed producing | 50,589 | 44,025 | 39,343 | 35,825 | 33,066 |
| Developed non-producing | 17,962 | 13,754 | 11,242 | 9,563 | 8,350 |
| Undeveloped | 16,225 | 12,335 | 9,570 | 7,524 | 5,964 |
| **Total proved** | 84,776 | 70,114 | 60,155 | 52.912 | 47,380 |
| Probable | 36,754 | 24,598 | 17,897 | 13,679 | 10,794 |
| **Total proved plus probable** | 121,530 | 94,712 | 78,052 | 66,590 | 58,174 |

*Note: May not add due to rounding*

*(1) Utilizing GLJ January 1, 2006 price forecast*

*(2) As required by NI 51-101, undiscounted well abandonment costs of $0.8 million for total proved reserves and $1.1 million for total proved plus probable reserves are included in the Net Present Value determination*

*(3) Prior to provision of income taxes, interest, debt service charges and general and administrative expenses. It should not be assumed that the undiscounted and discounted future net revenues estimated by GLJ represent the fair market value of the reserves.*



Operations Review



**PRICING ASSUMPTIONS**

The January 1, 2006 pricing forecasts presented below have been prepared by GLJ. These prices have been utilized in determining the reserves and cash flow forecasts above.

| Year | WTI OIL ($U.S./bbl) | FOREIGN EXCHANGE (rate) | EDMONTON LIGHT ($Cdn/bbl) | NATURAL GAS AECO ($Cdn/MMbtu) |
|---|---|---|---|---|
| 2006 | 57.00 | 0.85 | 66.25 | 10.60 |
| 2007 | 55.00 | 0.85 | 64.00 | 9.25 |
| 2008 | 51.00 | 0.85 | 59.25 | 8.00 |
| 2009 | 48.00 | 0.85 | 55.75 | 7.50 |
| 2010 | 46.50 | 0.85 | 54.00 | 7.20 |
| 2011 | 45.00 | 0.85 | 52.25 | 6.90 |
| 2012 | 45.00 | 0.85 | 52.25 | 6.90 |
| 2013 | 46.00 | 0.85 | 53.25 | 7.05 |
| 2014 | 46.75 | 0.85 | 54.25 | 7.20 |
| 2015 | 47.75 | 0.85 | 55.50 | 7.40 |
| 2016 | 48.75 | 0.85 | 56.50 | 7.55 |

Escalate thereafter 2.0% per year

**CONSTANT PRICES AND COSTS**

| *December 31, 2005* (1), (2), (3) *($thousands)* | Undiscounted | Discounted at: 5% | 10% | 15% | 20% |
|---|---|---|---|---|---|
| **Proved reserves** | | | | | |
| Developed producing | 63,314 | 52,758 | 45,730 | 40,673 | 36,837 |
| Developed non-producing | 23,479 | 17,549 | 14,012 | 11,666 | 9,992 |
| Undeveloped | 24,458 | 18,480 | 14,320 | 11,301 | 9,036 |
| **Total proved** | 111,251 | 88,787 | 74,062 | 63,640 | 55,865 |
| Probable | 55,562 | 37,160 | 26,902 | 20,463 | 16,096 |
| **Total proved plus probable** | 166,813 | 125,947 | 100,964 | 84,103 | 71,961 |

*Note : May not add due to rounding*

*(1) Price assumptions: CDN$68.27/bbl Crude oil Edmonton light and CDN$ 9.71/MMbtu AECO "C".*

*(2) As required by NI 51-101, undiscounted well abandonment costs of $0.6 million for total proved reserves and $0.8 million for total proved plus probable reserves are included in the Net Present Value determination*

*(3) Prior to provision of income taxes, interest, debt service charges and general and administrative expenses. It should not be assumed that the undiscounted and discounted future net revenues estimated by GLJ represent the fair market value of the reserves.*









RESERVE RECONCILIATION

**Reconciliation of Company Gross Reserves – (1), (2), (3) by Principal Product Type**

**Forecast Prices and Costs**

| | CRUDE OIL & NGLS (Mbbls) | | NATURAL GAS (Bcf) | | TOTAL (MBOE) | |
|---|---|---|---|---|---|---|
| | Proved | Total Proved plus Probable | Proved | Total Proved plus Probable | Proved | Total Proved plus Probable |
| Opening, June 1, 2005 [2] | – | – | – | – | – | – |
| Extensions | 325 | 487 | 5.4 | 8.7 | 1,225 | 1,943 |
| Improved recovery | – | – | – | – | – | – |
| Technical revisions | – | – | – | – | – | – |
| Discoveries | 77 | 92 | 1.6 | 2.6 | 343 | 525 |
| Acquisition [3] | 171 | 271 | 10.3 | 14.7 | 1,888 | 2,719 |
| Disposition | – | – | – | – | – | – |
| Economic factors | – | – | – | – | – | – |
| Production | (25) | (25) | (1.2) | (1.2) | (225) | (225) |
| Closing, December 31, 2005 | 548 | 825 | 16.1 | 24.8 | 3,231 | 4,962 |

*Note: May not add due to rounding.*

*(1) "Gross" reserves means the total working interest (operating and non-operating) share before deduction of royalties payable to others and without including any royalty interest of Fairquest.*

*(2) The Company began commercial operations on June 1, 2005.*

*(3) Initial acquisition of properties by Fairquest from Fairborne Energy Ltd.*

**Finding and Development Costs (F&D)**

**and Finding, Development and Net Acquisition Costs (FD&A)**

NI 51-101 specifies how finding and development ("F&D") costs should be calculated if they are reported. Essentially NI 51-101 requires that the exploration and development costs incurred in the year along with the change in estimated future development costs be aggregated and then divided by the applicable reserve additions. The calculation specifically excludes the effects of acquisitions and dispositions on both reserves and costs. By excluding the effects of acquisitions and dispositions Fairquest believes that the provisions of NI 51-101 do not fully reflect Fairquest's ongoing reserve replacement costs. Since acquisitions can have a significant impact on Fairquest's annual reserve replacement costs, excluding these amounts could result in an inaccurate portrayal of Fairquest's cost structure. Accordingly, Fairquest will also report finding, development and acquisition ("FD&A") costs that will incorporate all acquisitions net of any dispositions during the year. The acquisition included is the initial acquisition of properties by Fairquest from Fairborne Energy Ltd.


17

# Operations Review



| | Proved [2] | Total Proved plus Probable [2] |
|---|---|---|
| **2005 Capital costs** *($thousands)* | | |
| Exploration and development | 59,025 | 59,025 |
| Acquisitions, net of dispositions | 40,955 | 40,955 |
| | 99,980 | 99,980 |
| Change in future development costs [1] | 15,221 | 25,403 |
| | 115,201 | 125,383 |
| **2005 Reserve additions** [2] *(MBOE)* | | |
| Exploration and development | 1,568 | 2,468 |
| Acquisitions, net of dispositions | 1,888 | 2,719 |
| | 3,456 | 5,187 |
| **Finding & development costs** *($/BOE)* | | |
| 2005 F&D costs | 47.35 | 34.21 |
| 2005 FD&A costs | 33.33 | 24.17 |
| 2005 F&D costs, excluding future capital | 37.64 | 23.92 |
| 2005 FD&A costs, excluding future capital | 28.93 | 19.28 |

*(1) The aggregate of the exploration and development costs incurred in the most recent financial period and the change during that period in estimated future development costs generally will not reflect total finding and development costs related to reserve additions for that period.*

*(2) Based on Gross reserves meaning the total working interest (operating and non-operating) share before deduction of royalties payable to others and without including any royalty interest of Fairquest.*

**Reserve Life Index**

The Company's reserve life index using annualized fourth quarter production is 8.41 years for proven BOE reserves and 12.92 years for proven plus probable BOE reserves. Reserve life calculated using annualized fourth quarter production may be more reflective of reserve life due to the level of new production added during the period.

| | 2005 | |
|---|---|---|
| | USING ANNUALIZED Q4 PRODUCTION | USING AVERAGE PRODUCTION |
| Production *(BOE per day)* | 1,052 | 1,050 |
| Proved reserves [1] *(MBOE)* | 3,231 | 3,231 |
| **Proved reserve life index** *(years)* | 8.41 | 8.43 |
| Proved plus probable reserves [1] *(MBOE)* | 4,962 | 4,962 |
| **Proved plus probable reserve life index** *(years)* | 12.92 | 12.95 |

*(1)Based on Gross reserves meaning the total working interest (operating and non-operating) share before deduction of royalties payable to others and without including any royalty interest of Fairquest.*






# Operations Review

## Reserve Replacement

The Company's 2005 capital investment program replaced production by a factor of 6.97 times on a proved basis and 10.97 times on a proved plus probable basis.

| | 2005 |
|---|---|
| Production *(MBOE)* | 225 |
| Proved reserves additions [1] *(MBOE)* | 1,568 |
| **Proved reserve replacement ratio** | **6.97** |
| Proved plus probable reserves additions [1] *(MBOE)* | 2,468 |
| **Proved plus probable reserve replacement ratio** | **10.97** |

*(1)Based on Gross reserves meaning the total working interest (operating and non-operating) share before deduction of royalties payable to others and without including any royalty interest of Fairquest.*

## Recycle Ratio

The recycle ratio is a measure for evaluating the effectiveness of a company's re-investment program. The ratio measures the efficiency of capital investment. It accomplishes this by comparing the operating netback per barrel of oil equivalent to that year's reserve finding, development and acquisition costs.

| | 2005 |
|---|---|
| Operating netback *($/BOE)* | $ 38.39 |
| Proved FD&A costs, including future development *($/BOE)* | $ 33.33 |
| **Proved recycle ratio** | **1.2** |
| Proved plus probable FD&A costs, including future development *($/BOE)* | $ 24.17 |
| **Proved plus probable recycle ratio** | **1.8** |



# MD&A

MANAGEMENT'S DISCUSSION & ANALYSIS





# M D & A



## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

*The following Management Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") was prepared at, and is dated, March 8, 2005. This MD&A is provided by the management of Fairquest Energy Limited ("Fairquest" or the "Company") to review 2005 activities and results and should be read in conjunction with the audited consolidated financial statements including notes for the seven months ended December 31, 2005. Additional information relating to Fairquest, including Fairquest's annual information form, will be available when filed on SEDAR at www.sedar.com.*

*Fairquest was incorporated on March 7, 2005 and commenced commercial operations on June 1, 2005 under a Plan of Arrangement entered into by Fairborne Energy Ltd., Fairborne Energy Trust ("Fairborne"), and Fairquest and security holders of Fairborne Energy Ltd. ("Plan of Arrangement"). Pursuant to the Plan of Arrangement, Fairquest acquired certain petroleum and natural gas properties of Fairborne Energy Ltd. Fairquest maintains its head office in Calgary and is engaged in the business of exploring for, developing, acquiring and producing crude oil and natural gas in Western Canada. Fairquest follows a strategy of balancing risk and reward by focusing on opportunities by geographic area and prospect type. Within these select areas, Fairquest develops a portfolio of exploration and development prospects in conjunction with an active acquisition strategy.*

FORWARD LOOKING STATEMENTS: *This MD&A contains forward-looking statements. Management's assessment of future plans and operations, production estimates, drilling inventory and wells to be drilled, timing of drilling and tie in of wells, productive capacity of new wells, capital expenditures and the timing thereof, may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, the timing and length of plant turnarounds and the impact of such turnarounds and the timing thereof, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. As a consequence, the Company's actual results could differ materially from those expressed in, or implied by, the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhausted. Additional information on these and other factors that could affect Fairquest's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) or at the Company's website (www.fairquestenergy.com). Furthermore, the forward looking statements contained in this MD&A are made as at the date of this MD&A and the Company does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.*

NON-GAAP TERMS: *This document contains the terms "funds generated from operations" and "netbacks" which are non-GAAP terms. The Company uses these measures to help evaluate its performance. The Company considers corporate netbacks a key measure as it demonstrates its profitability relative to current commodity prices. The Company considers funds generated from operations a key measure as it demonstrates the Company's ability to generate funds necessary to repay debt and to fund future growth through capital investment. Funds generated from operations should not be considered as an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with Canadian GAAP as an indicator of Fairquest's performance. Fairquest's determination of funds generated from operations may not be comparable to that reported by other companies. The reconciliation between net income and funds generated from operations can be found in the statement of cash flows in the financial statements. Fairquest also presents funds generated from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of income per share.*

BOE CONVERSIONS: *Barrel of oil equivalent ("BOE") amounts may be misleading, particularly if used in isolation. A BOE conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel and is based on an energy equivalent conversion method application at the burner tip and does not necessarily represent an economic value equivalency at the wellhead.*


M D & A



## 2005 HIGHLIGHTS

- During its first seven months of operations Fairquest drilled 32 (12.8 net) wells with a 100% success rate resulting in 24 (10.3 net) natural gas wells and 8 (2.5 net) oil wells. Fairquest's current operations are largely concentrated in West Central Alberta at West Pembina/Columbia/Harlech and Brazeau and the Deep Basin (Marsh, Pedley & Lambert), which combined represents 85 percent of the capital program.
- Fairquest's capital program for the period totaled $100.0 million which includes the initial acquisition of properties of $41.0 million.
- Proven and probable reserves total 4.96 MBOE at December 31, 2005 with a reserve life index of 12.9 years.
- The Company added proved and probable (P&P) reserves at a finding, development and acquisition cost of $19.28 per BOE without future capital and $24.17 per BOE including future capital. Included in the finding, development and acquisition costs is the initial acquisition cost of $41.0 million in respect of properties acquired from Fairborne Energy Ltd. pursuant to the trust conversion of Fairborne Energy Ltd. and the creation of the Company. Capital expenditures for exploration and development drilling, land and seismic totaled $59 million for the seven month period resulting in the addition of 2.5 million BOE of reserves. For clarification, this figure includes $26 million of exploration oriented capital on properties that were not fully tested by December 31 or properties in the Deep Basin that are still in a preliminary exploration stage and remote to existing production facilities. Although no reserves were assigned to this $26 million of capital at December 31, the Company expects that these properties will be assigned reserves in the future.
- An independent evaluation, based on land sales, of the Company's undeveloped lands (43,420 net acres) in the Deep Basin has been prepared by Seaton-Jordan & Associates Limited as at December 31, 2005 indicating these lands have a fair value of $47.6 million. In addition to the Deep Basin lands, the Company holds undeveloped lands totaling 24,200 net acres in all of West Pembina/Columbia/Harlech, Westerose/Pigeon Lake and the Peace River Arch areas and rights to farm-in on 64,560 acres in these same areas.
- Oil and natural gas production averaged 1,050 BOE per day for the seven months ended December 31, 2005.
- Funds generated from operations for the seven months ended December 31, 2005 were $7.6 million ($0.29 per share).







# M D & A

## SELECTED ANNUAL INFORMATION/BACKGROUND

Fairquest was incorporated on March 7, 2005 and commenced commercial operations on June 1, 2005 acquiring certain petroleum and natural gas properties. In the seven months ended December 31, 2005, Fairquest drilled 32 wells as part of an extensive exploration and development program totaling $59 million.

| **Financial** *($ thousands, except per share amounts)* | 2005 |
|---|---|
| **For the seven months ended December 31** | |
| Petroleum and natural gas sales, before royalties | 14,068 |
| Funds generated from operations | 7,597 |
| Per share - basic | $ 0.29 |
| Per share - diluted | $ 0.25 |
| Net income | 1,097 |
| Per share - basic | $ 0.04 |
| Per share - diluted | $ 0.04 |
| Capital expenditures | 59,025 |
| Acquisitions, net of dispositions | 40,955 |
| Total capital expenditures including acquisitions | 99,980 |
| **As at December 31, 2005** | |
| Net debt including working capital deficit | (4,646) |
| Total assets | 133,021 |

| **Operations** *(Units as noted)* | |
|---|---|
| Average production | |
| Crude oil *(bbls per day)* | 35 |
| Natural gas liquids *(bbls per day)* | 92 |
| Natural gas *(Mcf per day)* | 5,542 |
| Total *(BOE per day)* | 1,050 |
| Average sales price | |
| Crude oil *($ per bbl)* | 75.16 |
| Natural gas liquids *($ per bbl)* | 62.33 |
| Natural gas *($ per Mcf)* | 10.36 |
| Total *($ per BOE)* | 62.61 |
| Netback per BOE *($ per BOE)* | |
| Petroleum and natural gas sales | 62.61 |
| Royalties | (14.87) |
| Transportation | (1.53) |
| Operating expenses | (7.82) |
| Operating netback | 38.39 |
| Wells drilled *(gross)* | 32 |
| *(net)* | 12.8 |







## QUARTERLY FINANCIAL INFORMATION

The following is a summary of selected financial information for the quarterly periods indicated:

| | Q4 2005 | Q3 2005 | Q2 2005 (JUNE 1 TO 30) |
|---|---|---|---|
| **Operations** | | | |
| Average production | | | |
| Crude oil *(bbls/day)* | 80 | – | – |
| Natural gas liquids *(bbls/day)* | 64 | 112 | 115 |
| Natural gas *(Mcf/day)* | 5,430 | 5,664 | 5,514 |
| Total *(BOE/day)* | 1,049 | 1,056 | 1,034 |
| **Financial** *($ thousands, except per share amounts)* | | | |
| Petroleum and natural gas sales, before royalties | 7,009 | 5,599 | 1,460 |
| Funds generated from operations | 3,865 | 2,993 | 739 |
| Per share – basic | $ 0.14 | $ 0.12 | $ 0.03 |
| Per share – diluted | $ 0.12 | $ 0.10 | $ 0.03 |
| Net income | 511 | 467 | 119 |
| Per share – basic | $ 0.01 | $ 0.02 | $ 0.01 |
| Per share – diluted | $ 0.01 | $ 0.02 | $ 0.01 |
| Total assets | 133,021 | 81,848 | 71,041 |

## FOURTH QUARTER 2005 RESULTS

Fairquest focused on exploration, development and operating activities in the fourth quarter of 2005. During the fourth quarter the Company spent $38.0 million on exploration and development projects which included drilling 18 (7.6 net) wells. The capital program was financed through a combination of funds generated from operations, drawings on credit facilities and proceeds from equity issues.

Operationally during the fourth quarter the Company has brought on new production from five gas wells and one oil well. Production averaged 1,050 BOE per day comprised of 5,542 Mcf per day of natural gas and 127 bbls per day of oil and natural gas liquids in the fourth quarter.

Fairquest recorded gains in total revenue of $1.4 million, funds generated from operations of $0.9 million and net income of $44,000 in the fourth quarter of 2005 as compared to the immediately preceding third quarter.





# M D & A



In October 2005, the Company completed an equity financing including one million common shares issued at $10.00 per share and one million flow-through shares issued at $13.00 per share for gross proceeds of $23 million. As a result of the flow-through component of the October 2005 financing, the Company has a commitment to spend $13 million on qualifying Canadian exploration expenditures prior to December 31, 2006; all of which have been renounced to subscribers effective December 31, 2005. All of the qualifying expenditures were incurred prior to December 31, 2005 and no commitment exists in 2006.

## 2005 FINANCIAL RESULTS

### Production and Prices

| *($ thousands, except per unit amounts)* | 2005 |
|---|---|
| Production | |
| Natural gas *(Mcf per day)* | 5,542 |
| Oil and NGLs *(bbls per day)* | 127 |
| Total *(BOE per day)* | 1,050 |
| Prices | |
| Natural gas *($ per Mcf)* | 10.36 |
| Oil and NGLs *($ per bbl)* | 65.84 |
| Total *($ per BOE)* | 62.61 |

### Production

Fairquest's average 2005 production was 1,050 BOE per day. A focused drilling program strengthened the Company's position as a natural gas producer with natural gas representing 88% of the Company's 2005 production.

Natural gas production averaged 5,542 Mcf per day in 2005. Successful exploration and development drilling on the Company's Columbia/Harlech and Westerose areas has resulted in increasing natural gas production in 2006. Natural gas production in 2006 is expected to increase further with a full year of production from all areas added in 2005 as well as new 2006 drilling programs primarily at Columbia/Harlech and Wild River.

Crude oil and NGL production for 2005 averaged 127 bbls per day. The production is primarily attributable to production in the West Pembina and Columbia/Harlech areas. To date in 2006, 170 bbls per day have been added to oil and NGL's mostly due to drilling in the Columbia/Harlech area. With the Company's increased emphasis on natural gas, crude oil production is expected to remain flat but concurrent with natural gas, the Company expects to further increase NGL production in 2006 with full year production from properties added in 2005 and new 2006 drilling prospects.





## Petroleum and Natural Gas Revenue

| *($ thousands)* | 2005 |
|---|---|
| **Revenue** | |
| Natural gas | 12,289 |
| Oil and NGLs | 1,779 |
| Other income | 408 |
| **Total** | 14,476 |
| **Revenue per BOE** | 64.42 |

Fairquest recorded total revenue of $14.5 million in the seven months ended December 31, 2005.

## Royalties

| *($thousand)* | 2005 |
|---|---|
| **Royalties** | |
| Crown | 3,038 |
| Freehold and overriding | 303 |
| Total | 3,341 |
| **Royalty Rates** | |
| Crown | 21.6% |
| Freehold and overriding | 2.2% |
| Total | 23.8% |
| **Royalties per BOE** | 14.87 |

The Company recorded $3.3 million in royalties in 2005, representing a royalty rate of 23.8%. The rate is higher than in the third quarter due to compensatory royalties paid on offset land which will be connected to production early in 2006.

Based on the Company's current production profile, the combined effective royalty rate for 2005 is expected to range between 23% and 25%.

## Transportation Costs

The majority of Fairquest's transportation costs are transportation and fuel costs associated with the usage of the TransCanada natural gas pipeline. Fairquest has a contract directly with its marketing company for transportation costs. Consistent with the fourth quarter cost of $1.74 per BOE, the Company expects transportation costs to be between $1.20 and $1.80 per BOE for 2006.


M D & A



**Operating Expenses**

Fairquest recorded operating costs of $1.8 million or $7.82 per BOE for the seven months ended December 31, 2005. All of Fairquest's properties are currently operated by Fairborne. The Company expects BOE operating cost of approximately $8.00 for 2006.

**Operating Netbacks**

| | CRUDE OIL | NGL | NATURAL GAS | BOE |
|---|---|---|---|---|
| *($/BOE)* | *($/bbl)* | *($/bbl)* | *($/mcf)* | *($/boe)* |
| **Revenue** | 75.16 | 62.33 | 10.36 | 62.61 |
| Royalties | (2.16) | (18.27) | (2.50) | (14.87) |
| Transportation | (0.02) | – | (0.29) | (1.53) |
| Operating costs | (7.82) | (7.82) | (1.30) | (7.82) |
| **Operating netback** | 65.16 | 36.24 | 6.27 | 38.39 |

Strong commodity prices resulted in an operating netback of $38.39 per BOE in 2005.

**General and Administrative Expenses**

Fairquest recorded $1.8 million ($8.21 per BOE) for general and administrative expenses during the year ended December 31, 2005. General and administrative expenses included $0.9 million payable to Fairborne under the Technical Services Agreement and $0.5 million of non-cash compensation expense for the stock options and performance shares issued by Fairquest during the seven months ended December 31, 2005. The absolute amount of general and administrative costs are expected to increase but on a per unit basis these costs are anticipated to decrease in the future as additional production is placed on-stream.

**Depletion, Depreciation and Accretion**

Depletion depreciation and accretion expense for the seven months ended December 31, 2005 was $4.9 million or $21.87 per BOE. Fairquest's depletion rate reflects the carrying value of properties transferred from Fairborne pursuant to the Plan of Arrangement as well as additions during the seven months.

At December 31, 2005 the Company estimates its total undiscounted future liability for asset retirement obligations to be approximately $2.6 million, the present value of which is $0.9 million. Accretion of asset retirement obligations in the seven months of 2005 was $40,000 ($0.18 per BOE).


27





## Taxes

Fairquest recorded a future tax expense of $1.1 million in the seven months ended December 31, 2005, for an effective tax rate equal to 48%. This effective rate is higher than the expected rate of 38% primarily as a result of non-deductible crown charges exceeding the federal resource allowance and non deductible stock based compensation expenses. Fairquest recorded a tax asset on the transfer of properties from Fairborne under the Plan of Arrangement. The tax asset resulted from future tax deductions based on fair market values which were in excess of the carrying values used to record the acquisition in Fairquest's accounting records. Based on expected capital expenditures and net income, the Company does not anticipate paying cash income taxes other than capital taxes in 2006.

## Funds Generated from Operations and Net Income

| *($ thousands, except per share amounts)* | | 2005 |
|---|---|---|
| Funds generated from operations | | 7,597 |
| Per share - basic | $ | 0.29 |
| Per share - diluted | $ | 0.25 |
| Net income | | 1,097 |
| Per share - basic | $ | 0.04 |
| Per share - diluted | $ | 0.04 |

Strong commodity prices and increasing production levels resulted in funds generated from operations of $7.6 million ($0.29 per share) in 2005.

## Unit Analysis

| *Year ended December 31, ($ thousands, except per unit amounts)* | 2005 | $/BOE |
|---|---|---|
| **Production revenue** | 14,068 | 62.61 |
| Royalties | 3,341 | 14.87 |
| Transportation | 345 | 1.53 |
| Operating expenses | 1,758 | 7.82 |
| General & administrative * | 1,360 | 6.05 |
| Interest | (408) | (1.82) |
| Capital taxes | 75 | 0.33 |
| **Funds generated from operations** | 7,597 | 33.83 |
| Compensation expense | 485 | 2.16 |
| Depletion, depreciation and accretion | 4,914 | 21.87 |
| Future income taxes | 1,101 | 4.90 |
| **Net Income** | 1,097 | 4.90 |

* *net of compensation expense (non-cash)*









## LIQUIDITY AND CAPITAL RESOURCES

### Capital Expenditures

Fairquest's exploration and development program for 2005 totaled $59.0 million and focused primarily on drilling activities.

| *($ thousands)* | 2005 |
|---|---|
| **Exploration and development** | |
| Land and lease acquisitions | 3,971 |
| Geological and geophysical | 2,436 |
| Drilling, completions and workovers | 48,329 |
| Well equipment and facilities | 4,289 |
| | 59,025 |
| Property acquisitions | 40,955 |
| **Total** | 99,980 |

Fairquest undertook an active drilling program during the seven months drilling 32 (12.8 net) wells with a 100% success rate resulting in 24 (10.3 net) natural gas wells and 8 (2.5 net) oil wells. Fairquest's most active area of operations have been at Columbia/Harlech and the Deep Basin, both located in West Central Alberta, which represented 85 percent of the capital program. Both of these areas will continue to warrant capital through the next year of operations.

The Company's capital program for 2006 has been budgeted at $80 million and includes the drilling of 58 (23.0 net) wells. This capital program will be financed through a combination of funds generated from operations, proceeds from the recent equity issue and available bank indebtedness.

Fairquest is an exploration company in its first year of operations and reserve additions do not take into account $26 million of exploration orientated capital expenditures that were either too remote to be connected to production in areas that are the in preliminary stage of exploration or not tested at December 31, 2005.

### Working Capital Deficit

Fairborne has a working capital deficit of $4.6 million at December 31, 2005. The increase from the third quarter is consistent with the substantial increase in spending on exploration and development projects in the fourth quarter.







**Bank Indebtedness**

At December 31, 2005 the Company has available $16 million of demand operating credit facilities from a syndicate of Canadian chartered banks subject to the bank's valuation of the Company's petroleum and natural gas properties. The facilities are secured by a first ranking floating charge on all real property of the Company and a general security agreement. These facilities are scheduled for review by the lenders early in 2006. The Company anticipates the lending limit will increase with the increased reserves and production levels.

**Share Capital**

The Company is authorized to issue an unlimited number of common shares, an unlimited number of first preferred shares, issuable in series, and 1,000,000 performance shares.

On June 1, 2005, prior to completion of the Plan of Arrangement, Fairquest completed an initial private placement of 4,740,000 units at a price of $2.11 per unit and 1,000,000 performance shares at a price of $0.01 per share for total gross proceeds of $10 million. Each unit included one common share and one warrant to acquire a common share at a price of $3.17 per share. All of the common shares, warrants and performance shares issued under the initial private placement are subject to 3 year vesting periods and/or contractual hold periods and contain provisions which require holders to remain as Fairquest service providers.

On June 1, 2005, pursuant to the Plan of Arrangement, 17,308,830 common shares were issued to the former shareholders of Fairborne Energy Ltd. On June 28, 2005, pursuant to a private placement, the Company issued 4,000,000 common shares at a price of $6.65 per share for gross proceeds of $26.6 million.

On October 12, 2005, pursuant to a private placement, Fairborne issued 1,000,000 common shares at a price of $10.00 per share and 1,000,000 flow-through common shares at a price of $13.00 per flow-through common share, resulting in gross proceeds of $23 million. Proceeds of the private placement are planned for exploration and development expenses on Fairquest's oil and natural gas properties. Flow-through expenditures on Canadian exploration expenses were renounced to subscribers effective on or before December 31, 2005.









The following table provides a summary of outstanding common shares and other equity instruments as at the dates indicated:

| *(thousands)* | MARCH 8, 2006 | DECEMBER 31, 2005 |
|---|---|---|
| Common shares | 28,016 | 28,041 |
| Warrants | 4,708 | 4,733 |
| Performance shares | 982 | 997 |
| Stock options | 1,216 | 1,209 |
| Weighted average common shares | | |
| Basic | n/a | 26,170 |
| Diluted | n/a | 29,899 |

**CONTRACTUAL OBLIGATIONS & COMMITMENTS**

Pursuant to the Technical Services Agreement entered into between Fairquest and Fairborne in conjunction with the Plan of Arrangement, Fairquest is required to reimburse Fairborne for costs incurred by Fairborne to manage Fairquest's activities on a cost recovery basis. For the period ended June 1 to December 31, 2005 the technical services fee was $906,000. The Technical Services Agreement has no set termination date and will continue until terminated by either party with six months written notice to the other party or on some other date as may be mutually agreed.

Fairquest has also committed to drill 25 wells on Fairborne lands over the two year term of the farm-in agreements with Fairborne. To date, 14 of the wells have been drilled.

Fairquest has a commitment to spend $13.0 million on qualifying Canadian exploration expenditures prior to December 31, 2006 pursuant to flow-through share issues in October 2005. This commitment was fully spent as at December 31, 2005.

**DISCLOSURE CONTROLS AND PROCEDURES**

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure. The Company's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by the annual filings, that the Company's disclosure controls and procedures as of the end of such period are effective to provide reasonable assurance that material information related to the

Company is made known to them by others within those entities. It should be noted that while the Company's Chief Executive Officer and Chief Financial Officer believe that the Company's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

## OFF-BALANCE-SHEET ARRANGEMENTS

Fairquest has no off-balance-sheet arrangements.

## BUSINESS ENVIRONMENT AND RISK

The business risks the Company is exposed to are those inherent in the oil and gas industry as well as those governed by the individual nature of Fairquest's operations. Geological and engineering risks, the uncertainty of discovering commercial quantities of new reserves, commodity prices, interest rate and foreign exchange risks, competition and government regulations – all of these govern the businesses and influence the controls and management at the Company. Fairquest manages these risks by:

- attracting and retaining a team of highly qualified and motivated professionals who have a vested interest in the success of the Company;
- operating properties in order to maximize opportunities;
- employing risk management instruments to minimize exposure to volatility of commodity prices, interest rate and foreign exchange rates;
- maintaining a strong financial position; and
- maintaining strict environmental, safety and health practices.

## CRITICAL ACCOUNTING ESTIMATES

### Depletion and depreciation expense

The Company uses the full cost method of accounting for exploration and development activities whereby all costs associated with these activities are capitalized, whether successful or not. The aggregate of capitalized costs, including future development costs, net of certain costs related to unproved properties is subject to amortization as depletion and depreciation expense. Depletion and depreciation expense is calculated on a unit-of-production method based on estimated proved reserves.









The costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of impairment is added to the costs subject to depletion.

**Full cost accounting ceiling test**

The carrying value of petroleum and natural gas properties and equipment is reviewed at least annually for impairment. Any impairment would be included as additional depletion and depreciation in the period in which it occurred. The carrying value is based on estimates of proved reserves, production rates, commodity prices, future capital costs, royalty rates and other assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

**Asset Retirement Obligation ("ARO")**

The Company estimates the fair value of ARO in the period in which it is incurred and records an ARO liability with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on estimated proved reserves. The liability amount is increased each reporting period due to the passage of time based on an estimated risk-free interest rate, and the amount of accretion is expensed to income in the period.

**Income Taxes**

The Company follows the liability method of accounting for income taxes. The determination of the Company's income and other tax liabilities requires interpretation of laws and regulations, which are revised periodically. All tax filings are subject to audit and could be reassessed after a considerable period of time. Future tax assets and liabilities are booked at substantively enacted future income tax rates which include changes over a period of time. The rate used by the Company is based on estimated future net revenues, estimated future depletion rates and other assumptions. Accordingly, the actual income tax liability may differ significantly from the amounts estimated and can impact the current and future income tax expense recorded in future periods.



# Financial Reports

# Financial Reports



MANAGEMENT'S REPORT

**To the Shareholders of Fairquest Energy Limited**

The accompanying financial statements of Fairquest Energy Limited and all the information in this Annual Report are the responsibility of management and have been approved by the Board of Directors.

The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. The financial information contained elsewhere in this report has been reviewed to ensure consistency with the financial statements.

Management has established systems of internal controls, which are designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce reliable accounting records for the preparation of financial information.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal controls. It exercises its responsibilities primarily through the Audit Committee, which is comprised of independent, non-management directors. The Audit Committee has reviewed the financial statements with management and the auditors and has reported to the Board of Directors which have approved the financial statements.

The financial statements have been audited by KPMG LLP, the external auditors, in accordance with auditing standards generally accepted in Canada on behalf of the shareholders.

RICHARD A. WALLS
President and Chief Executive Officer

ROBERT A. MAITLAND, CA
Vice-President, Finance
and Chief Financial Officer

Calgary, Canada
March 8, 2006

# Financial Reports



## AUDITORS' REPORT

**To the Shareholders of Fairquest Energy Limited**

We have audited the balance sheet of Fairquest Energy Limited as at December 31, 2005 and the statements of operations and retained earnings and cash flows for the period from commencement of operations on June 1, 2005 to December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and the results of its operations and its cash flows for the period from commencement of operations on June 1, 2005 to December 31, 2005 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Calgary, Canada
March 8, 2006







# Financial Statements

**BALANCE SHEET**

*December 31, 2005*

| *($thousands)* | |
|---|---|
| **Assets** | |
| Current assets | |
| Cash and cash equivalents | $ 16 |
| Short term investments | 26,341 |
| Accounts receivable | 8,953 |
| | 35,310 |
| Capital assets *(Note 3)* | 95,951 |
| Future income taxes *(Note 6)* | 1,760 |
| | $ 133,021 |
| **Liabilities** | |
| Current liabilities | |
| Accounts payable and accrued liabilities | $ 39,956 |
| Asset retirement obligation *(Note 5)* | 885 |
| **Shareholders' equity** | |
| Capital stock and warrants *(Note 7)* | 90,598 |
| Contributed surplus *(Note 7)* | 485 |
| Retained earnings | 1,097 |
| | 92,180 |
| | $ 133,021 |

*See accompanying notes to the financial statements*

Approved on behalf of the Board:

DAVID M. FITZPATRICK
Director

GARY F. AITKEN
Director


37

# Financial Statements



**STATEMENT OF OPERATIONS AND RETAINED EARNINGS**

*For the period from commencement of operations on June 1 to December 31, 2005*

| *($thousands)* | |
|---|---|
| **Revenue** | |
| Petroleum and natural gas | $ 14,068 |
| Royalties | (3,341) |
| Transportation | (345) |
| Interest | 408 |
| | 10,790 |
| **Expenses** | |
| Operating | 1,758 |
| General and administrative | 1,845 |
| Depletion, depreciation and accretion | 4,914 |
| | 8,517 |
| **Income before taxes** | 2,273 |
| Taxes *(Note 6)* | |
| Future | 1,101 |
| Capital | 75 |
| | 1,176 |
| **Net income** | 1,097 |
| Retained earnings, beginning of period | - |
| **Retained earnings, end of period** | $ 1,097 |
| **Net income per share** *(Note 7)* | |
| Basic | $ 0.04 |
| Diluted | $ 0.04 |

*See accompanying notes to the financial statements.*







# Financial Statements

## STATEMENT OF CASH FLOWS

*For the period from commencement of operations on June 1 to December 31, 2005*

*($thousands)*

| | |
|---|---|
| **Cash provided by (used in):** | |
| **Operating activities** | |
| Net income | $ 1,097 |
| Items not involving cash | |
| Depletion, depreciation and accretion | 4,914 |
| Stock based compensation expense | 485 |
| Future income taxes | 1,101 |
| | 7,597 |
| Change in non-cash working capital | 3,889 |
| | 11,486 |
| **Financing activities** | |
| Issuance of common shares, warrants and performance shares, net of costs | 56,782 |
| **Investing activities** | |
| Capital expenditures | (59,025) |
| Acquisition *(Note 2)* | (10,000) |
| Short term investments | (26,341) |
| Change in non-cash working capital | 27,114 |
| | (68,252) |
| Change in cash and cash equivalents | 16 |
| Cash and cash equivalents, beginning of period | - |
| **Cash and cash equivalents, end of period** | $ 16 |

*See accompanying notes to the financial statements*


39

# Notes to the Financial Statements



**NOTES TO THE FINANCIAL STATEMENTS**

*For the period from commencement of operations on June 1 to December 31, 2005*
*(tabular amounts are stated in thousands of dollars except per share amounts)*

**NATURE OF OPERATIONS**

Fairquest Energy Limited (the "Company" or "Fairquest") was incorporated on March 7, 2005 and commenced commercial operations on June 1, 2005 under a Plan of Arrangement involving Fairborne Energy Ltd., Fairborne Energy Trust ("Fairborne"), Fairquest and security holders of Fairborne Energy Ltd. ("Plan of Arrangement"). Pursuant to the Plan of Arrangement, Fairquest acquired certain petroleum and natural gas properties of Fairborne. The assets and liabilities transferred to Fairquest were accounted for on a continuity of interest basis and recorded at their carrying value.

**RELATIONSHIP WITH FAIRBORNE ENERGY TRUST**

As a result of the Plan of Arrangement, Fairquest and Fairborne have joint interests in certain properties and undeveloped land. In addition, the entities have entered into farm-in agreements whereby Fairquest received an option to farm-in on 83,000 net acres of Fairborne exploratory lands. Fairquest has also committed to drill 25 wells on Fairborne lands over the two year term of the farm-in agreement with Fairborne.

In conjunction with the Plan of Arrangement, Fairborne and Fairquest entered into a Technical Services Agreement which provides for the shared services required to manage Fairquest's activities and govern the allocation of general and administrative expenses between the entities. Under the Technical Services Agreement, Fairquest is charged a technical services fee by Fairborne, on a cost recovery basis, in respect of the management, development, exploitation, operations and marketing activities on the basis of relative production and capital expenditures. In addition, under the Technical Services Agreement, Fairborne markets Fairquest's natural gas, crude oil and natural gas liquids. For the period June 1 to December 31, 2005 the technical services fee was $906,000. The Technical Services Agreement has no set termination date and will continue until terminated by either party with six months written notice to the other party or on some other date as may be mutually agreed. As contemplated in the Plan of Arrangement, the Company has issued options and performance shares to the employees of Fairborne as service providers to Fairquest.

As at December 31, 2005, accounts payable included $12.4 million due to Fairborne, which includes joint venture amounts including capital expenditures.

**1. SIGNIFICANT ACCOUNTING POLICIES**

**a) Basis of presentation**

The financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles.





## Notes to the Financial Statements



b) **Petroleum and natural gas operations**

The Company follows the full cost method of accounting for petroleum and natural gas properties and facilities whereby all costs associated with the exploration for and development of petroleum and natural gas reserves are capitalized. Such costs include land acquisition costs, geological and geophysical costs, lease rental costs on non-producing properties, costs of both productive and unproductive drilling and production equipment. Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the depletion rate of 20% or more.

The accumulated costs, less the costs of unproved properties, are depleted and depreciated using the unit-of-production method based on total proved reserves before royalties as determined by independent evaluators. Natural gas reserves and production are converted into equivalent barrels of oil based upon the estimated relative energy content.

The costs of acquiring and evaluating unproved properties, are initially excluded from depletion calculations. These properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of impairment is added to the costs subject to depletion.

The Company places a limit on the carrying value of petroleum and natural gas properties and equipment, which may be depleted against revenues of future periods (the "ceiling test"). The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying value. When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

c) **Asset retirement obligations ("ARO")**

The Company recognizes the fair value of ARO in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value of the estimated ARO is recorded as a liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is expensed to income in the period. Actual costs incurred upon the settlement of the ARO are charged against the ARO.


41

# Notes to the Financial Statements



**d) Interest in joint ventures**

All of the Company's oil and gas exploration and development activities are conducted jointly with others and, accordingly, the financial statements reflect only the Company's proportionate interest in such activities.

**e) Stock-based compensation**

The Company has a stock based compensation plan, which is described in Note 7. Compensation expense associated with the stock based compensation plan is recognized in income over the vesting period of the plan with a corresponding increase in contributed surplus. Compensation expense is based on the fair value of the stock based compensation at the date of the grant using a Black-Scholes option pricing model.

Any consideration received upon exercise of the stock based compensation together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as an increase in capital stock.

**f) Income taxes**

The Company uses the liability method of accounting for future income taxes. Under the liability method, future income tax assets and liabilities are determined based on "temporary differences" (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax assets if it is more likely than not that the asset will not be realized.

**g) Flow-through shares**

The resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with tax legislation. A future tax liability is recognized upon the renunciation of tax pools and share capital is reduced by a corresponding amount.

**h) Cash and cash equivalents**

The Company considers cash and short term deposits with original maturities of three months or less as cash and cash equivalents.

**i) Measurement uncertainty**

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenue and expenses for the period then ended. Actual results could differ from those estimates.





# Notes to the Financial Statements



The amounts recorded for depletion and depreciation and the provision for asset retirement obligations are based on estimates. The ceiling test calculation is based on estimates of proved and probable reserves, production rates, petroleum and natural gas prices, future costs and relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and may impact the consolidated financial statements of future periods.

**i) Per share information**

Basic per share amounts are calculated using the weighted average number of shares outstanding during the year. Diluted per share amounts are calculated based on the treasury-stock method, which assumes that any proceeds obtained on the exercise of in the money options and warrants would be used to purchase common shares at the average market price during the period. The weighted average number of shares outstanding is then adjusted by the net change.

**j) Revenue recognition**

Revenue from the sale of oil and natural gas is recognized when the product is delivered. Revenue from processing and other miscellaneous sources is recognized upon completion of the relevant service.

**k) Short term investments**

Short term investments are carried at the lower of cost and market value.

## 2. TRANSFER OF ASSETS AND COMMENCEMENT OF COMMERCIAL OPERATIONS

Under the Plan of Arrangement, Fairborne transferred to Fairquest certain producing petroleum and natural gas properties and undeveloped lands. The assets and liabilities transferred to Fairquest were accounted for on a continuity of interest basis and recorded at their carrying value as follows:

| *($thousands)* | |
|---|---|
| **Net assets received:** | |
| Petroleum and natural gas properties and equipment | $ 41,712 |
| Future income taxes | 1,890 |
| Cash paid | (10,000) |
| Asset retirement obligations | (757) |
| Deficit | 3,766 |
| **Common shares issued** (17,308,830 shares) | 36,611 |
| Reduction of stated capital | (3,766) |
| **Common shares** | $ 32,845 |

Pursuant to the Plan of Arrangement, the deficit was eliminated by an equal reduction to the stated share capital of common shares.







### 3. CAPITAL ASSETS

| *($thousands)* | DECEMBER 31, 2005 |
|---|---|
| Petroleum and natural gas properties and equipment | $ 100,825 |
| Accumulated depletion and depreciation | (4,874) |
| | $ 95,951 |

Fairquest performed a ceiling test calculation at December 31, 2005 to assess the recoverable value of petroleum and natural gas properties and equipment. The oil and gas future prices for the December 31, 2005 ceiling test are based on the January 1, 2006 commodity price forecast of our independent reserve evaluators. These prices have been adjusted for commodity price differentials specific to Fairquest. The following table summarizes the benchmark prices used in the ceiling test calculation. Based on these assumptions, the undiscounted value of future net revenues from Fairquest's proved reserves exceeded the carrying value of petroleum and natural gas properties and equipment at December 31, 2005.

| *Year* | WTI OIL | FOREIGN EXCHANGE | EDMONTON LIGHT CRUDE OIL | AECO NATURAL GAS |
|---|---|---|---|---|
| | *($U.S./bbl)* | *Rate* | *($Cdn/bbl)* | *($Cdn/mmbtu)* |
| 2006 | 57.00 | 0.85 | 66.25 | 10.60 |
| 2007 | 55.00 | 0.85 | 64.00 | 9.25 |
| 2008 | 51.00 | 0.85 | 59.25 | 8.00 |
| 2009 | 48.00 | 0.85 | 55.75 | 7.50 |
| 2010 | 46.50 | 0.85 | 54.00 | 7.20 |
| 2011 | 45.00 | 0.85 | 52.25 | 6.90 |
| 2012 | 45.00 | 0.85 | 52.25 | 6.90 |
| 2013 | 46.00 | 0.85 | 53.25 | 7.05 |
| 2014 | 46.75 | 0.85 | 54.25 | 7.20 |

Escalate thereafter 2.0% per year

As at December 31, 2005, costs of acquiring unproved properties in the amount of $12.6 million were excluded from the depletion calculation. In addition, costs of $8.9 million were excluded related to wells that were not yet completed or evaluated at December 31, 2005. Included in Fairquest's petroleum and natural gas properties and equipment balance is $0.8 million relating to asset retirement obligations, net of accumulated depletion.

### 4. BANK INDEBTEDNESS

At December 31, 2005 the Company has available $16 million of demand operating credit facilities from a syndicate of Canadian chartered banks based on the bank's valuation of the Company's petroleum and natural gas properties. The facilities bear interest at the bank's prime rate, banker's acceptance rates, or Libor rates plus margins ranging from 0.0% to 1.4% depending on financial statement ratios and the nature of the advance. The facilities are secured by a first ranking floating charge on all real property of the Company and a general security agreement.





# Notes to the Financial Statements



### 5. ASSET RETIREMENT OBLIGATIONS

The Company's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well site, gathering systems and processing facilities. The Company estimated the total undiscounted amount required to settle its asset retirement obligations to be approximately $2.6 million which is scheduled to be incurred between 2018 and 2020. The majority of the costs are scheduled to be incurred in 2018. A credit-adjusted risk-free interest rate of 8.5 percent and an inflation rate of 1.5 percent was used to calculate the fair value of the asset retirement obligations.

A reconciliation of the asset retirement obligations is provided below:

| *($thousands)* | PERIOD OF COMMENCEMENT OF OPERATIONS ON JUNE 1 TO DECEMBER 31, 2005 |
|---|---|
| Transfer of assets through Plan of Arrangement (Note 2) | $ 757 |
| Liabilities incurred | 88 |
| Accretion expense | 40 |
| **BALANCE, DECEMBER 31, 2005** | $ 885 |

### 6. FUTURE INCOME TAXES

The provision for income taxes in the financial statements differs from the result, which would have been obtained in applying the combined federal and provincial tax rate to the Company's earnings before income taxes. The difference results from the following items:

| *($thousands)* | PERIOD OF COMMENCEMENT OF OPERATIONS ON JUNE 1 TO DECEMBER 31, 2005 |
|---|---|
| Earnings before taxes | $ 2,273 |
| Combined federal and provincial tax rate | 37.6% |
| Computed "expected" income tax expense | 855 |
| Increase (decrease) in income taxes resulting from: | |
| Non-deductible crown charges | 711 |
| Non-deductible stock based compensation | 182 |
| Resource allowance | (608) |
| Other | (39) |
| Future income taxes | 1,101 |
| Capital taxes | 75 |
| Total taxes | $ 1,176 |


45





The components of the future income tax asset at December 31, 2005 is as follows:

| *($thousands)* | | |
|---|---|---|
| Petroleum and natural gas properties and equipment | $ | 491 |
| Asset retirement obligations | | 298 |
| Share issue costs | | 971 |
| Future income tax asset | $ | 1,760 |

## 7. CAPITAL STOCK

### a) Authorized

(i) Unlimited number of common shares;

(ii) Unlimited number of first preferred shares, issuable in series; and

(iii) 1,000,000 Performance Shares.

### b) Issued and outstanding

| COMMON SHARES | PERIOD OF COMMENCEMENT OF OPERATIONS ON JUNE 1 TO DECEMBER 31, 2005 | | |
|---|---|---|---|
| | *Number of Shares* | | *Amount* |
| Issued on incorporation | 1 | $ | – |
| Issued pursuant to private placement | 4,740,000 | | 8,928 |
| Issued pursuant to Plan of Arrangement (Note 2) | 17,308,830 | | 32,845 |
| Issued for cash on private placement | 5,000,000 | | 36,600 |
| Issued for cash on flow-through basis | 1,000,000 | | 13,000 |
| Share issue costs | – | | (2,813) |
| Cancelled | (7,500) | | (14) |
| Future tax benefit of issue costs | – | | 971 |
| **BALANCE, DECEMBER 31, 2005** | **28,041,331** | **$** | **89,517** |
| WARRANTS | | | |
| Issued pursuant to private placement | 4,740,000 | $ | 1,073 |
| Cancelled | (7,500) | | (2) |
| **BALANCE, DECEMBER 31, 2005** | **4,732,500** | **$** | **1,071** |
| PERFORMANCE SHARES | | | |
| Issued pursuant to private placement | 1,000,000 | $ | 10 |
| Cancelled | (3,500) | | (0) |
| **BALANCE, DECEMBER 31, 2005** | **996,500** | **$** | **10** |

Common shares issued during 2005 included 14,600 flow-through shares issued to directors and officers of the Company.





# Notes to the Financial Statements



On June 1, 2005, prior to completion of the Plan of Arrangement, Fairquest completed a private placement to officers, directors, employees and special consultants ("Fairquest service providers") of 4,740,000 units at a price of $2.11 per unit and 1,000,000 performance shares at a price of $0.01 per share for total gross proceeds of $10 million. Each unit is comprised of one common share and one warrant to acquire a common share at a price of $3.17 per share. The common shares are subject to a contractual hold period and will be released as to one-third of the aggregate number held on each of June 1, 2006, 2007 and 2008. Any holder that ceases to be a Fairquest service provider will not be entitled to any further releases and the remaining unreleased shares held by the former service holder will be repurchased at their original cost.

The warrants are exercisable as to one-third on each of June 1, 2006, 2007 and 2008 and expire June 1, 2010. The weighted average fair value of warrants was determined using the Black-Scholes valuation model with the following weighted average assumptions: risk free rate of 4 percent, expected volatility of 30 percent and an expected life of 3 years. In the event that a subscriber voluntarily ceases to be a Fairquest service provider or is terminated with cause, such person shall lose all unvested warrants.

The performance shares were issued for cash and recorded at $0.01 per share. The performance shares are convertible into the percentage of a common share equal to the weighted average trading price of the common shares for the five trading days prior to such conversion (the "Fairquest Price"), less $2.11, if positive, divided by the Fairquest Price. The performance shares become convertible into common shares as to one third on each of June 1, 2006, 2007 and 2008 and will be automatically converted if not previously converted on June 1, 2010. If the holder ceases to be a Fairquest service provider before the performance shares become convertible, Fairquest may, subject to applicable law, redeem each performance share at a redemption price of $0.01 per share. If the Fairquest Price less $2.11 is not positive on the conversion date, Fairquest will, subject to applicable law, redeem each performance share at a redemption price of $0.01 per share. The weighted average fair value of the performance shares was determined using the Black-Scholes valuation model with the resulting value recorded as compensation cost over the vesting term of the shares (Note 7(e)).

On June 1, 2005, pursuant to the Plan of Arrangement, 17,308,830 common shares were issued to the former shareholders of Fairborne Energy Ltd.

On June 28, 2005, pursuant to a private placement, the Company issued 4,000,000 common shares at a price of $6.65 per share for gross proceeds of $26.6 million.

On October 12, 2005, pursuant to a private placement, Fairborne issued 1,000,000 common shares at a price of $10.00 per share and 1,000,000 flow-through common shares at a price of $13.00 per flow-through common share, resulting in gross proceeds of $23 million. Proceeds of the private placement are planned for exploration and development expenses on Fairquest's oil and natural gas properties. Flow-through expenditures on Canadian exploration expenses will be granted to subscribers effective on or before December 31, 2005. As at December 31, 2005 all of the flow through commitments had been fully spent.



# Notes to the Financial Statements



**c) Per Share Amounts**

The following table summarizes the weighted average common shares used in calculating net income per share:

| *(thousands)* | PERIOD OF COMMENCEMENT OF OPERATIONS ON JUNE 1, TO DECEMBER 31, 2005 |
|---|---|
| Basic | 26,170 |
| Warrants | 2,977 |
| Performance shares | 752 |
| Diluted | 29,899 |

The reconciling item between the basic and diluted average common shares are warrants and performance shares. The stock options are not dilutive to per share amounts as they are considered to be out of the money as a result of unamortized stock based compensation.

**d) Stock options**

There are 1,209,400 stock options outstanding at December 31, 2005 with an average exercise price of $7.32 per share. Options vest evenly over a three year period and expire five years from the date of grant. The outstanding options expire between June 13 and December 12, 2010.

The following table sets forth a reconciliation of the stock option plan activity for the seven months ended December 31, 2005:

| 2005 | NUMBER OF OPTIONS *(thousands)* | WEIGHTED AVERAGE EXERCISE PRICE |
|---|---|---|
| Outstanding, beginning of year | – | – |
| Granted | 1,210 | $ 7.32 |
| Cancelled | (1) | $ 7.18 |
| Outstanding, end of year | 1,209 | $ 7.32 |

The following table summarizes stock options outstanding under the plan at December 31, 2005:

| EXERCISE PRICE | OPTIONS OUTSTANDING *(thousands)* | REMAINING TERM (YEARS) | OPTIONS EXERCISEABLE |
|---|---|---|---|
| $ 7.04 - $ 7.72 | 1,102 | 4.46 | – |
| $ 8.25 - $ 8.58 | 93 | 4.68 | – |
| $ 9.23 - $10.40 | 14 | 4.86 | – |
| | 1,209 | 4.48 | – |









**e) Contributed surplus**

| *($thousands)* | PERIOD OF COMMENCEMENT OF OPERATIONS ON JUNE 1 TO DECEMBER 31, 2005 |
|---|---|
| Balance, beginning of period | – |
| Stock based compensation expense | |
| Stock options | 392 |
| Performance shares | 93 |
| BALANCE, DECEMBER 31, 2005 | 485 |

The weighted average fair value of stock options granted during the period from June 1 to December 31, 2005 was $1.99 per option and the weighted average fair value of performance shares granted during the same period was $0.48 per share using the Black-Scholes option pricing model with the following weighted average assumptions: risk free rate of 4 percent, expected volatility of 30 percent and an expected life of 3 years.

### 8. FINANCIAL INSTRUMENTS

**a) Credit risk**

A significant portion of the Company's accounts receivable is from an oil and gas marketing agent and is subject to normal industry credit risks.

**b) Fair value of financial instruments**

The carrying value of the Company's financial instruments approximate their fair value due to their short maturity.

### 9. COMMITMENTS

Fairquest has committed to drill 25 wells on Fairborne lands over the two year term of the farm-in agreement entered into on June 1, 2005. As at December 31, 2005, 10 wells have been drilled.



# Shareholder Information



### FAIRQUEST ENERGY LIMITED

3400, 450 – First Street S.W.
Calgary, Alberta T2P 5H1
Telephone [403] 294-0798
Fax [403] 290-3216
*Email:*
*info@fairquestenergy.com*
*Website:*
*www.fairquestenergy.com*

### DIRECTORS

**Richard A. Walls**
President and CEO

**Robert A. Maitland**
Vice President,
Finance and CFO

**Donald J. Nelson**(1)(2)(4)
President,
Fairway Resources Inc.

**Gary F. Aitken**(1)(3)(4)
President,
Whitemountain Resource Properties Ltd.

**Brian A. Felesky**(2)(3)(4)
Partner, Felesky Flynn LLP

**David M. Fitzpatrick**(1)(2)(3)(4)
President and CEO,
Shiningbank Energy Income Fund

*(1) Member of the Audit Committee*
*(2) Member of the Reserves Committee*
*(3) Member of the Compensation Committee*
*(4) Member of the Corporate Governance and Joint Operations Committee*

### OFFICERS

**Richard A. Walls**
President and CEO

**Robert A. Maitland**
Vice President,
Finance and CFO

### AUDITORS

**KPMG LLP**

### RESERVE EVALUATORS

**Gilbert Lausten Jung Associates Ltd.**

### BANK

**Bank of Nova Scotia**

### LEGAL COUNSEL

**Burnet, Duckworth & Palmer LLP**
**McCarthy Tetrault LLP**

### STOCK EXCHANGE LISTING

**The Toronto Stock Exchange**
Trading Symbol: FQE

### ANNUAL MEETING

The Annual General Meeting of the shareholders of Fairquest Energy Limited will be held at 3:00 pm. On Tuesday April 25, 2006 in the Strand/Tivoli Room of the Metropolitan Conference Centre, 333 4th Avenue SW, Calgary, Alberta.

### GENERAL INFORMATION

Shareholders and interested investors are encouraged to visit our website:

*www.fairquestenergy.com*

Historical public documents, corporate information, latest presentation material and press releases are all available. Filings also available at:

*www.sedar.com*

### CORPORATE GOVERNANCE

A system of corporate governance for Fairquest has been established to provide the Board of Directors, management and shareholders of the Company with effective governance. A more detailed discussion of corporate governance is available in the Information Circular for the Annual Meeting of Shareholders.

2005 Annual Report of Fairquest Energy Limited


**FAIRQUEST ENERGY LIMITED**

3400, 450 – First Street S.W.
Calgary, Alberta T2P 5H1
Telephone [403] 294-0798
Fax [403] 290-3216

*Email: info@fairquestenergy.com*
*Website: www.fairquestenergy.com*

# Schedule A

# Document No. 16

# News Release dated March 24, 2006